Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Nine Months Ended September 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2013 and the unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2014, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, November 5, 2014. All amounts shown are in thousands of dollars unless noted otherwise. All currency amounts are stated in U.S. dollars unless noted otherwise. Information presented in this MD&A is prepared in accordance with IFRS unless otherwise noted.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This report contains "forward-looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Forward-looking information and statements include, but are not limited to, information or statements with respect to the timing and amount of estimated future production and grades and associated cash operating costs per ounce, the impact of estimated production and mine operating expenses for the remainder of 2014 on cash operating costs, the mineral resources at Wassa, the results of the Wassa preliminary economic assessment (“PEA”) for combined operations including the post-tax internal rate of return and net present value of Wassa underground (including assumed discount rates), the timing for first production from Wassa underground, the life of mine at Wassa and Wassa underground, pre-production capital costs, cash operating costs and all-in sustaining costs for Wassa underground, and future work to be completed at Wassa underground, including a feasibility study, the timing and expected results, including capital expenditures and cash operating costs of the PEA for Prestea Underground, expected cash operating costs and mining costs and capital expenditures, strip ratios, costs of production and production improvement for the remainder of 2014, Bogoso cash flows for the remainder of 2014, throughput at the Wassa and Bogoso processing plants, working capital, debt repayments for the remainder of 2014, permitting time lines, currency exchange rate fluctuations, and requirements for additional capital and sources of funding for operations and capital projects.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2013 available at www.sedar.com. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star, and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2013 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on a preliminary economic assessment of the Wassa open pit mine and underground project in Ghana” effective date October 30, 2014; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report for the Prestea West Reef Feasibility Study, Ghana” effective date May 1, 2013. The technical contents of this MD&A have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources have not demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.
OVERVIEW OF GOLDEN STAR
Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. The Company also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.0 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.

The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada , Ghana and with the SEC in the United States.

SUMMARY OF OPERATING AND FINANCIAL RESULTS

		For the three months ended September 30,		For the nine months ended September 30,
OPERATING SUMMARY		2014	2013	2014	2013
Wassa gold sold	oz	22,716	44,830	87,000	141,470
Bogoso gold sold	oz	38,454	44,095	101,703	113,907
Total gold sold	oz	61,170	88,925	188,703	255,377
Average realized gold price	$/oz	1,271	1,329	1,284	1,456

Cash operating cost per ounce - Wassa[1]	$/oz	1,072	805	990	782
Cash operating cost per ounce - Bogoso[1]	$/oz	1,041	1,118	1,296	1,352
Cash operating cost per ounce[1]	$/oz	1,052	960	1,155	1,036
All-in sustaining cost per ounce[1]	$/oz	1,222	1,213	1,325	1,311

FINANCIAL SUMMARY
Gold revenues	$'000	77,758	118,159	242,329	371,762
Cost of sales excluding depreciation and amortization	$'000	70,774	91,294	233,502	288,591
Depreciation and amortization	$'000	6,271	9,819	18,069	50,293
Mine operating margin/(loss)	$'000	713	17,046	(9,242)	32,878
General and administrative expense	$'000	3,722	4,659	13,548	16,417
(Gain)/loss on fair value of 5% Convertible Debentures	$'000	(5,743)	1,182	2,039	(50,343)
Income tax (recovery)/expense	$'000	(85)	4,631	—	(10,813)

Net income/(loss) attributable to Golden Star shareholders	$'000	2,593	3,507	(24,924)	(117,316)
Adjusted net (loss)/income attributable to Golden Star shareholders[2]	$'000	(1,325)	4,689	(21,060)	(14,732)
Net income/(loss) per share attributable to Golden Star shareholders - basic and diluted	$/share	0.01	0.01	(0.10)	(0.45)
Adjusted net (loss)/income per share attributable to Golden Star shareholders - basic and diluted [2]	$/share	(0.01)	0.02	(0.08)	(0.06)

Cash flow (used in)/provided by operations	$'000	(909)	20,188	(1,905)	61,647
Cash provided by/(used in) operations before working capital changes[3]	$'000	1,374	12,858	(8,594)	27,462
Cash provided by/(used in) operations per share - basic and diluted	$/share	(0.01)	0.08	(0.01)	0.24
Cash provided by/(used in) operations before working capital changes per share - basic and diluted[3]	$/share	0.01	0.05	(0.03)	0.11

Capital expenditures	$'000	5,952	23,451	24,436	80,354
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders to net loss attributable to Golden Star shareholders and net loss per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash (used in)/provided by operations before working capital changes and cash (used in)/provided by operations before working capital changes per share.

•
Consolidated cash operating cost per ounce totaled $1,052 per ounce for the third quarter of 2014, compared to consolidated cash operating cost per ounce of $960 per ounce for the same period in 2013. Bogoso achieved its lowest cash operating cost per ounce in four years, averaging $1,041 per ounce for the third quarter of 2014, down from $1,118 per ounce in the same period in 2013. The decrease in cash operating cost per ounce at Bogoso was a result of lower strip ratio and lower mining costs per ounce at Chujah as the mine realizes the benefits of the betterment stripping that was completed in May 2014. Wassa's cash operating cost per ounce totaled $1,072 per ounce in the third quarter of 2014, up from $805 in the same period in 2013 as a result of lower gold production due to lower grades. Father Brown mining was completed in May 2014. As a result, there was no higher grade ore processed from the Father Brown pit in the third quarter of 2014. The Company expects cash operating costs per ounce to decrease for the remainder of the year as production is expected to increase over the remainder of the year.

•
Gold sold decreased by 31% during the third quarter of 2014 to 61,170 ounces, from 88,925 ounces sold during the same period in 2013 due mainly to the lower throughput, lower grades processed and lower recovery achieved in Wassa. The primary reason for lower throughput at Wassa during the third quarter was due to mill downtime for the commissioning of a new power line in July 2014. The completion of mining from the Father Brown pit in May 2014 also contributed to less ore processed at Wassa. For the nine months ended September 30, 2014, gold sales of 188,703 ounces were 26% lower than the 255,377 ounces sold in the same prior year period, due mainly to the lower grades processed in both operations and the completion of mining from the Father Brown pit in May 2014.

•
Gold revenues for the third quarter of 2014 decreased to $77.8 million compared to $118.2 million in the same period in 2013, due to the decline in gold prices and fewer ounces sold. The average realized gold price decreased from $1,329 per ounce in the third quarter of 2013 to $1,271 per ounce in the third quarter of 2014. Gold revenues totaled $242.3 million for the nine months ended September 30, 2014, down from $371.8 million in 2013, due to a decline in realized gold prices and lower gold production.

•
Mine operating expenses for the third quarter of 2014 decreased to $69.7 million compared to $82.5 million in the same period in 2013, due to lower mining and haulage costs at Wassa and lower mining costs at Bogoso. The decrease in mine operating expenses at Wassa was due to lower contract mining costs and lower haulage costs incurred during the third quarter compared to the same prior year period. The decrease in mine operating expenses at Bogoso was due to the improvement in strip ratio subsequent to the completion of push back at Chujah in May 2014, resulting in lower mining costs per tonne of ore mined. For the nine months ended September 30, 2014, mine operating expenses totaled $226.6 million, down $27.6 million from $254.2 million incurred in the same prior year period mainly as a result of lower contract mining and haulage costs at Wassa and lower mining costs at Bogoso.

•
Depreciation and amortization expense for the third quarter of 2014 decreased to $6.3 million, down from $9.8 million in the same period in 2013. The net book value of the Company's mining property and plant and equipment decreased due to impairment charges recorded during 2013, and resulted in a decrease in depreciation and amortization expense in 2014. For the nine months ended September 30, 2014, depreciation and amortization expense decreased to $18.1 million, down from $50.3 million in the same prior year period.

•
General and administrative costs decreased by 21% during the third quarter of 2014, to $3.7 million down from $4.7 million in the same period in 2013. The decrease in head office costs during the third quarter compared to the same prior year period resulted in lower general and administrative costs. For the nine months ended September 30, 2014, general and administrative costs were $13.5 million, down from $16.4 million for the nine months ended September 30, 2013. Relocation costs of approximately $1.7 million were incurred in the nine months ended September 30, 2013 to move the Company's corporate headquarters from Denver, Colorado to Toronto, Canada.

•
The Company recorded a non-cash fair value gain of $5.7 million on the 5% Convertible Debentures during the third quarter of 2014 . A non-cash fair value loss of $1.2 million was recorded in the same prior year period. This was calculated based on the discounted cash flows of the debt component and a Black-Scholes valuation of the conversion feature. For the nine months ended September 30, 2014, the Company recorded a non-cash fair value loss of $2.0 million on the 5% Convertible Debentures compared to a non-cash fair value gain of $50.3 million for the same prior year period. The non-cash fair value gain in the prior year was a result of a change in the risk profile of the 5% Convertible Debentures as gold prices declined significantly during the first nine months of 2013.

•
Income tax recovery for the third quarter of 2014 totaled $0.1 million, as compared to $4.6 million income tax expense in the same period in 2013. The lower tax expense compared to the same prior year quarter was due to the higher net income generated by Wassa in 2013. For the nine months ended September 30, 2014, income tax expense was $nil, as compared to a $10.8 million recovery for the nine months ended September 30, 2013. A deferred tax recovery of $33.1 million relating to the impairment charges was recorded on the Wassa long term assets for the first nine months of 2013, partially offset by the Wassa current tax expense of $22.3 million for the nine months ended September 30, 2013.

•
Net income attributable to Golden Star shareholders for the third quarter of 2014 totaled $2.6 million or $0.01 per share, compared to $3.5 million or $0.01 per share for the same period in 2013. Net income was lower in the third quarter of 2014 due mostly to the lower mine operating margin. Net loss attributable to Golden Star shareholders for the nine months ended September 30, 2014 totaled $24.9 million or $0.10 loss per share, compared with net loss of $117.3 million or $0.45 loss per share for 2013. The major factor contributing to the net loss during the first nine months of 2013 was the $195.9 million impairment of Wassa and Bogoso assets, partially offset by a $50.3 million gain on fair value of the 5% Convertible Debentures.

•
Adjusted net loss attributable to Golden Star shareholders for the third quarter totaled $1.3 million, compared to $4.7 million adjusted net income for the same period in 2013. Adjusted net loss attributable to Golden Star shareholders for the first nine months of 2014 totaled $21.1 million, compared to $14.7 million for the same prior year period.

•
Cash provided by operations before working capital changes totaled $1.4 million for the third quarter of 2014, compared to $12.9 million provided by operations for the same period in 2013. Cash used in operations before working capital changes totaled $8.6 million for the first nine months of 2014, compared to $27.5 million provided by operations for the first nine months of 2013. Cash provided by operations decreased for the three and nine months ended September 30, 2014 due to lower gold revenues resulted from lower realized gold prices and less gold ounces sold compared to the same periods of 2013.

•
Capital expenditures at Wassa and Bogoso for the third quarter totaled $6.0 million compared to $23.5 million incurred in the same period in 2013. Capital expenditures were reduced compared to 2013 as a result of the Company focusing 2014 capital spending on items that will provide sufficient risk-adjusted return on investment in the near to medium term and the Chujah stripping being completed in May 2014. Capital expenditures for the first nine months of 2014 totaled $24.4 million compared to $80.4 million in the same prior year period. During the first nine months of 2014, the major capital expenditures at Wassa included $6.4 million on development drilling below the Wassa Main pit. Capital expenditures at Bogoso during the first nine months of 2014 included $6.0 million on Prestea Underground and $5.9 million of capitalized betterment stripping costs at the Chujah pit.

OUTLOOK FOR 2014
Production and cost guidance
Production and cost guidance for 2014 for the Company's operations remains unchanged as previously guided in the second quarter. Capital expenditures for 2014 are now expected to be $34 million.

	Gold production	Cash operating costs	Capital spending
	thousands of ounces	$ per ounce	$ millions
Wassa	115 - 125	925 - 1,000	$16
Bogoso	145 - 155	1,100 - 1,200	18
Consolidated	260 - 280	1,000 - 1,100	$34
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices decreased from $1,315 per ounce at the end of the second quarter of 2014 to $1,217 per ounce at the end of the third quarter. The Company realized an average gold price of $1,271 per ounce for gold sales during the third quarter, 9% lower than the average realized price of $1,329 per ounce for the same prior year period. The spot gold price as at November 5, 2014 was $1,145 per ounce.
$25 million Medium Term Loan Facility from Ecobank
During the quarter, the Company through its subsidiary Golden Star (Wassa) Limited signed a commitment letter with Ecobank
Ghana Limited regarding an additional $25 million secured Medium Term Loan Facility ("Ecobank Loan II"). Drawdowns under the loan will be available to finance the development of a potential underground mine at Wassa. This additional $25 million has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa's existing plant, machinery and equipment. The interest rate on the loan is three month LIBOR plus 11%, per annum, payable monthly in arrears beginning a month following the initial drawdown. Payment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. The Company will be required to adhere to certain financial covenants from the end of 2016. The Company has twelve months to make drawdowns on the loan. At September 30, 2014, the Company has not made any drawdown.
Agreement with Columbus Gold Corporation
On August 29, 2014, the Company entered into an agreement with Columbus Gold Corporation ("Columbus") to irrevocably release Columbus from the requirement to make the production payment as defined by agreements signed from 2009 to 2011. In return, the Company received cash of $0.5 million and 368,602 shares of Columbus valued at $0.1 million as at September 30, 2014.
Appointment of Daniel Owiredu to Board of Directors
On November 5, 2014, Daniel Owiredu has been appointed to the Board of Directors of the Company. Daniel will retain his executive responsibilities in his current role of the Executive Vice President and Chief Operating Officer for the Company. Daniel joined Golden Star in September 2006 as Vice President, Operations and was appointed Executive Vice President Operations and Chief Operating Officer in January 2013.  He has more than 30 years of experience in the mining sector in Ghana and West Africa.  Most recently, Daniel was Deputy Chief Operating Officer Africa for AngloGold Ashanti where he successfully managed the construction and operation of the Bibiani mine as well as the operation of the Siguiri, Obuasi and Fred Rebecca mines. Daniel has made a significant contribution to mining in Ghana as the country’s former President of the Chamber of Mines and more recently in his appointment as Chairman of the Board of the GCB Bank.

DEVELOPMENT PROJECTS UPDATE
Wassa
Preliminary Economic Assessment ("PEA")
The PEA on the development of an underground mining operation at Wassa has been completed and published on SEDAR. It is the Company's objective to develop an underground mine at Wassa that will operate in conjunction with the existing open pit mine. A Mineral Resource estimate for Wassa, on which this PEA was based, was recently updated. Below is a summary of the results of the PEA:

•	Assuming an open pit and underground mining scenario, total Measured and Indicated Mineral Resources at Wassa are now 35.7 million tonnes at 2.22 g/t Au for 2.5 million ounces of gold

•	Substantial increase in Inferred Mineral Resources at Wassa Main to 9 million tonnes at an average grade of 3.88g/t for 1.1 million ounces of gold

•	Post-tax internal rate of return of 129% estimated for Wassa mine, at $1,300 per ounce gold price

•	Net present value of $350 million estimate for Wassa mine based on discount rate of 5% and $1,300 per ounce gold price

•	Pre-production incremental capital expenditure for Wassa underground estimated at $41 million

•	First production from Wassa underground expected early 2016, estimated mine life of ten years thereafter for combined operation

•	Estimated cash operating cost of $684 per ounce for the combined Wassa operations over the life of the mine

•	Estimated all-in sustaining costs of $778 per ounce for combined Wassa operations over the life of the mine

•	Work has commenced to complete a feasibility study and the construction of exploration decline is expected to commence in early 2015
Wassa Drilling Program
Infill and confirmation drilling continued at Wassa this quarter with 15 holes being completed, totaling approximately 8,000 meters.  Drilling confirmed high grades in between existing high grade holes and delineated zones where the high grade zones narrow and pinch both up and down dip of the existing high grade shoot.
Bogoso
Prestea Underground
A feasibility study for Prestea Underground was completed during the second quarter of 2013 and was published on SEDAR at www.sedar.com in July 2013. The feasibility study demonstrates positive economics using mechanized mining methods. However the three year development period and the associated initial capital expenditure of $91 million are not regarded as optimal at this time. As such, a concept study was carried out by the Company to evaluate a development plan for an underground mine at Prestea using hand held mining methods.  The associated capital expenditures are expected to be significantly lower and cash operating costs are expected to be similar to those outlined in the original feasibility study. The Company expects the PEA of this development alternative to be completed in the fourth quarter of 2014.
The Company incurred capital expenditures totaling $1.8 million and $6.0 million respectively during the three and nine months ended September 30, 2014. We expect to incur a total of $8 million of capital expenditures on Prestea Underground in 2014.

WASSA OPERATIONS
Through 90% owned subsidiary Golden Star (Wassa) Limited, the Company owns and operates the Wassa open pit mine, located approximately 35 kilometers east of the town of Bogoso, Ghana. Wassa has a single non-refractory processing plant (“Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. Ore from the Wassa mine is processed at the Wassa processing plant.

		For the three months ended September 30,		For the nine months ended September 30,
		2014	2013	2014	2013
WASSA FINANCIAL RESULTS
Revenue	$'000	$28,936	$59,465	$111,755	$206,542

Mine operating expenses	$'000	24,672	35,657	88,108	106,316
Royalties	$'000	1,449	2,977	5,594	10,342
Operating costs from/(to) metals inventory	$'000	157	444	(1,219)	4,509
Cost of sales excluding depreciation and amortization	$'000	26,278	39,078	92,483	121,167
Depreciation and amortization	$'000	3,015	5,949	10,180	35,441
Mine operating (loss)/margin	$'000	$(357)	$14,438	$9,092	$49,934

Capital expenditures	$'000	3,751	6,339	10,465	24,936

WASSA OPERATING RESULTS
Ore mined	t	630,944	539,661	2,003,004	1,495,390
Waste mined	t	2,316,733	3,558,276	9,568,490	9,591,338
Ore processed	t	612,611	675,480	1,977,567	1,983,937
Grade processed	g/t	1.20	2.24	1.44	2.38
Recovery	%	91.9	94.8	92.5	94.7
Gold sales	oz	22,716	44,830	87,000	141,470

Cash operating cost per ounce[1]	$/oz	1,072	805	990	782
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three months ended September 30, 2014 compared to three months ended September 30, 2013
Production
Gold sales totaled 22,716 ounces for the third quarter of 2014, a 49% decrease compared to the 44,830 ounces sold during the same period of 2013. Production was impacted by a 9% reduction in throughput, lower grade ore processed and lower recovery compared to the same prior year period. Throughput was affected by the commissioning of a new power line in July which resulted in mill downtime. The completion of mining at the Father Brown pit in May 2014 resulted in lower grade ore processed in the third quarter of 2014 as compared to the same prior year period. The recovery was impacted by the lower grade and the change to a 100% fresh ore feed to the mill from the previous oxide/fresh ore blend.
Gold revenues
Gold revenues totaled $28.9 million for the third quarter of 2014, compared to $59.5 million for the same period last year. The decrease was due to a 49% decrease in gold production and a 4% decline in the average realized gold price from $1,326 per ounce for the quarter ended September 30, 2013 to $1,274 per ounce for the quarter ended September 30, 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa totaled $26.3 million during the third quarter of 2014, $12.8 million lower than the $39.1 million incurred during the same period of 2013. The lower cost of sales is mainly related to the $11.0 million decrease in mine operating expenses and $1.5 million decrease in royalty expense. Mine operating expenses were lower due to lower contract mining costs and lower haulage costs incurred as a result of completion of mining at the Father Brown pit. The decrease in royalty expense was a result of lower gold revenues in the third quarter compared to same prior year period.

Depreciation and amortization
Depreciation and amortization for the third quarter of 2014 decreased to $3.0 million, down from $5.9 million incurred during the same prior year period. The decrease is a result of impairment charges recorded in prior year which reduced the carrying value of Wassa's assets for the current year.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the third quarter of 2014 totaled $1,072 per ounce, up 33% from $805 per ounce in the same prior year period. Despite cash operating costs for the third quarter of 2014 being lower than the same period period of 2013, cash operating cost per ounce was higher due to lower gold production.
Capital expenditures
Capital expenditures for the third quarter of 2014 totaled $3.8 million compared with $6.3 million incurred during the same period last year. Sustaining capital expenditures totaled $1.5 million during the three months ended September 30, 2014 compared to $1.9 million incurred the comparable period of 2013. Development capital expenditures totaled $2.2 million during the three months ended September 30, 2014 and $1.6 million in the same period of 2013. $1.5 million of development capital expenditures in the third quarter related to development drilling below the Wassa Main pit.
Nine months ended September 30, 2014 compared to nine months ended September 30, 2013
Production
Gold sales totaled 87,000 ounces for the first nine months of 2014, a 39% decrease from the 141,470 ounces sold during the same period of 2013. Production was impacted by the lower grade ore processed and lower recovery as the Company had completed mining at the higher grade Father Brown pit during the second quarter of 2014.
Gold revenues
Gold revenues totaled $111.8 million for the the first nine months of 2014, compared to $206.5 million for the same period of 2013. The decrease was due to a 39% decrease in gold production and the decline in the average realized gold price from $1,460 per ounce for the nine months ended September 30, 2013 to $1,285 per ounce for the nine months ended September 30, 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa totaled $92.5 million for the the first nine months of 2014, $28.7 million lower than the $121.2 million incurred during the same period of 2013. The lower cost of sales is mainly related to the $18.2 million decrease in mine operating expenses due to lower contract mining costs and lower haulage costs incurred as a result of completion of mining of the Father Brown pit during the second quarter of 2014. Inventory build up and lower royalty expense also contributed to the lower cost of sales excluding depreciation and amortization for the first nine months of 2014. Royalties were lower as a result of lower gold sales in the first nine months compared to last year.
Depreciation and amortization
Depreciation and amortization for the the first nine months of 2014 decreased to $10.2 million, down from $35.4 million incurred during the same period of 2013. The decrease is a result of impairment charges recorded in prior year which reduced the carrying value of Wassa's assets for the current year.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the first nine months of 2014 totaled $990 per ounce, up 27% from $782 per ounce in the same period of 2013. Wassa's cash operating costs of $86.1 million for the nine months ended September 30, 2014 was 22% lower than the $110.6 million incurred during the same period of 2013; however, due to lower grades, the 39% decrease in ounces of gold sold compared to the same prior year period more than offset the lower total cash operating costs, resulting in higher cash operating costs per ounce.
Capital expenditures
Capital expenditures for the first nine months of 2014 totaled $10.5 million compared with $24.9 million incurred during the same period of 2013. Sustaining capital expenditures totaled $2.4 million for the nine months ended September 30, 2014 compared to $8.7 million incurred in the comparable period of 2013. Development capital expenditures totaled $8.1 million for the nine months ended September 30, 2014 and $16.2 million in the same period of 2013. $6.4 million of development capital expenditures in the first nine months of 2014 related to development drilling at the Wassa Main pit.

BOGOSO OPERATIONS
Through 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations located near the town of Bogoso, Ghana. Bogoso operates a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which uses bio-oxidation technology to treat refractory ore (“Bogoso refractory plant”). In addition, Bogoso has a CIL processing facility located adjacent to the Bogoso refractory plant, which is suitable for treating non-refractory gold ores (“Bogoso non-refractory plant”) at a capacity of up to 1.5 million tonnes per annum.
Through Bogoso, the Company owns the Prestea Underground mine, which is located on the Prestea property and consists of a currently inactive underground gold mine and associated support facilities. A feasibility study for Prestea Underground was published on SEDAR at www.sedar.com in July 2013. The Company has carried out a concept study on development plan for an underground mine at Prestea using hand held mining methods. The PEA of this alternative is expected to be completed in the fourth quarter of 2014.

		For the three months ended September 30,		For the nine months ended September 30,
		2014	2013	2014	2013
BOGOSO FINANCIAL RESULTS
Revenue	$'000	$48,822	$58,694	$130,574	$165,220

Mine operating expenses	$'000	45,035	46,878	138,502	147,841
Royalties	$'000	2,442	2,937	6,533	8,266
Operating costs from/(to) metals inventory	$'000	(2,981)	2,401	(4,016)	11,317
Cost of sales excluding depreciation and amortization	$'000	44,496	52,216	141,019	167,424
Depreciation and amortization	$'000	3,256	3,870	7,889	14,852
Mine operating margin/(loss)	$'000	$1,070	$2,608	$(18,334)	$(17,056)

Capital expenditures	$'000	2,201	17,112	13,971	55,200

BOGOSO OPERATING RESULTS
Ore mined refractory	t	775,241	532,603	1,933,073	1,215,158
Ore mined non-refractory	t	—	42,849	—	390,744
Total ore mined	t	775,241	575,452	1,933,073	1,605,902
Waste mined	t	2,142,733	5,020,313	10,343,213	18,345,813
Refractory ore processed	t	559,122	619,705	1,877,150	1,789,111
Refractory ore grade	g/t	2.67	2.62	2.15	2.31
Gold recovery – refractory ore	%	72.7	68.9	69.5	69.1
Non-refractory ore processed	t	315,349	434,400	1,050,444	715,118
Non-refractory ore grade	g/t	1.07	0.96	0.94	1.60
Gold recovery - non-refractory ore	%	42.4	42.5	39.2	48.9
Gold sold refractory	oz	33,610	39,661	88,240	95,885
Gold sold non-refractory	oz	4,844	4,434	13,463	18,022
Gold sales (total)	oz	38,454	44,095	101,703	113,907

Cash operating cost per ounce [1]	$/oz	1,041	1,118	1,296	1,352
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three months ended September 30, 2014 compared to three months ended September 30, 2013
Production
Bogoso gold sales totaled 38,454 ounces for the third quarter of 2014 compared to 44,095 ounces during the same period of 2013. Refractory gold sales decreased to 33,610 ounces in the third quarter of 2014 from the 39,661 ounces sold in the same period of 2013 due to lower plant throughput as Bogoso experienced an extended interruption and shutdown early in July 2014 as electricity grid related power outages caused mechanical failures, however, ore grade and recovery improved compared to same prior year period.

Non-refractory gold sales increased to 4,844 ounces in the third quarter of 2014, up 9% from the 4,434 ounces sold in the same period of 2013. The increase in sales in the non-refractory operation was due to higher grade feed from the tailings reclaim material this quarter compared to the same prior year period.
Gold revenues
Gold revenues for the third quarter of 2014 totaled $48.8 million, down $9.9 million from $58.7 million in the third quarter of 2013. The realized gold price was down 5%, averaging $1,270 per ounce in the third quarter of 2014, compared with $1,331 per ounce in the same period last year. Gold sold totaled 38,454 ounces in the third quarter of 2014, down 13% ounces from 44,095 ounces sold in the same period of 2013.
Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization totaled $44.5 million for the third quarter of 2014, down from $52.2 million for the same period of 2013. The decrease was mostly due to a $3.0 million build up of ore stockpiles for the third quarter of 2014 compared to a $2.4 million draw down during the same prior year period and lower mine operating expenses.
Depreciation and amortization
Depreciation and amortization expense decreased to $3.3 million for the third quarter of 2014, compared to $3.9 million for the third quarter of 2013. The decrease is a result of impairment charges recorded in prior year which reduced the carrying value of Bogoso's assets for the current year.
Cash operating cost per ounce
Bogoso achieved its lowest quarterly cash operating cost per ounce in four years, averaging $1,041 per ounce for the third quarter of 2014, down from $1,118 per ounce in the same period in 2013. The decrease in cash operating cost per ounce was a result of the lower strip ratio resulting in lower mining costs at Chujah as the mine realizes the benefits of the betterment stripping that was completed in May 2014.
Capital expenditures
Capital expenditures for the third quarter of 2014 totaled $2.2 million compared to $17.1 million incurred during the same period in 2013. The decrease in capital expenditures was mainly a result of the completion of Chujah pushback in May 2014. Sustaining capital expenditures totaled $0.3 million in the third quarter of 2014 compared to $9.9 million incurred during the third quarter of 2013. Development capital expenditures decreased to $1.9 million in the third quarter of 2014 compared to $7.2 million in the comparable period of 2013. $1.7 million of the development capital expenditures in the third quarter of 2014 related to spending on the Prestea Underground development project.
Nine months ended September 30, 2014 compared to nine months ended September 30, 2013
Production
Bogoso gold sales totaled 101,703 ounces for the first nine months of 2014 compared to 113,907 ounces for the same period of 2013. Refractory gold sales decreased to 88,240 ounces in the first nine months of 2014 from the 95,885 ounces sold in the same period of 2013. The higher throughput and higher recovery achieved during the nine months ended September 30, 2014 was offset by lower grade processed. The increase in throughput was largely due to benefits from improvement in plant capital infrastructure.
Non-refractory gold sales dropped to 13,463 ounces for the first nine months of 2014, down 25% from the 18,022 ounces sold in the same period of 2013. Higher ounces ore were achieved in prior year as higher grade ore was mined from the Pampe operation but was replaced by lower grade tailings reclaim material this year.
Gold revenues
Gold revenues for the first nine months of 2014 totaled $130.6 million, down $34.6 million from $165.2 million in the same period of 2013. The realized gold price was down 11%, averaging $1,284 per ounce in the nine months ended September 30, 2014, compared with $1,450 per ounce in the same period last year. Gold sold totaled 101,703 ounces in the nine months ended September 30, 2014, down 11% from 113,907 ounces sold in the same period of 2013.
Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization totaled $141.0 million for the first nine months of 2014, down from $167.4 million for the same period of 2013. Mine operating expenses totaled $138.5 million, 6% lower than the $147.8 million incurred during the same period of 2013 mainly as a result of lower mine operating expenses achieved as a result of the lower strip ratio at Chujah as betterment stripping was completed in May 2014. The build up of ore stockpiles for the nine months ended September 30, 2014 was $4.0 million compared to a $11.3 million draw down during the same prior year period.

Depreciation and amortization
Depreciation and amortization expense decreased to $7.9 million for the first nine months of 2014, compared to $14.9 million for the same period of 2013. The decrease is a result of impairment charges recorded in prior year which reduced the carrying value of Bogoso's assets for the current year.
Cash operating cost per ounce
Cash operating cost per ounce totaled $1,296 per ounce for the first nine months of 2014, compared to $1,352 per ounce for the same period of 2013. Cash operating costs for the nine months ended September 30, 2014 totaled $131.8 million, down from $154.0 million incurred during the same period of 2013 due mainly to lower mine operating expenses achieved as a result of lower strip ratio at Chujah as betterment stripping was completed in May 2014.
Capital expenditures
Capital expenditures for the first nine months of 2014 totaled $14.0 million compared to $55.2 million incurred during the same period in 2013. Sustaining capital expenditures totaled $1.4 million million in the for the first nine months of 2014 compared to $20.6 million incurred during the same period of 2013. Development capital expenditures totaled $12.6 million in the for the first nine months of 2014 compared to $34.6 million in the comparable period of 2013. Development capital expenditures in the first nine months included $6.0 million on the Prestea Underground development project and $5.9 million on capitalized betterment stripping at the Chujah pit.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Revenues	$77,758	$79,567	$85,004	$96,034	$118,159	$120,693	$132,910	$149,710
Cost of sales excluding depreciation and amortization	70,774	78,432	84,296	88,549	91,294	101,178	96,118	103,492
Net income/(loss)	1,165	(6,708)	(24,353)	(165,304)	4,539	(145,671)	7,922	14,338
Net income/(loss) attributable to shareholders of Golden Star	2,593	(5,153)	(22,364)	(148,576)	3,507	(128,828)	8,005	14,334
Net income/(loss) per share attributable to shareholders of Golden Star:
- Basic and diluted	$0.01	$(0.02)	$(0.09)	$(0.57)	$0.01	$(0.50)	$0.03	$0.06

LIQUIDITY AND FINANCIAL CONDITION
The Company held $36.0 million in cash and cash equivalents as of September 30, 2014, down from $65.6 million at December 31, 2013. During the nine months ended September 30, 2014, operations used $1.9 million of cash, cash used for investing totaled $29.2 million and financing activities provided $1.6 million.
Working capital has declined from $11.2 million at December 31, 2013 to a working capital deficit of $13.6 million at September 30, 2014. Accounts payable has increased from $109.0 million at December 31, 2013 to $121.2 million at September 30, 2014 ($115.2 million current liabilities, $6.0 million long term liabilities) mainly due to an increase in accounts payable at Bogoso.
Before working capital changes, operations used $8.6 million of operating cash flow during the first nine months of 2014, compared with the $27.5 million provided by operations in the same period last year. Cash provided by operations decreased due to lower revenues resulting from the lower gold production and lower realized gold price during the first nine months of 2014.
Working capital changes added $6.7 million during the nine months ended September 30, 2014, compared to $34.2 million in the same period in 2013. The working capital changes in the first nine months of 2014 related mainly to an increase in accounts payable and accrued liabilities by $17.4 million offset by a decrease of current tax payable by $7.3 million and a decrease in accounts receivable by $4.2 million. For the nine months ended September 30, 2013, working capital changes added cash by $34.2 million mainly due to a decrease of inventories of $12.5 million, an increase of current tax liabilities by $9.2 million, a $5.7 million decrease in accounts receivable and a $5.3 million increase in accounts payable and accrued liabilities.

Investing activities used $29.2 million during the first nine months of 2014, including $21.7 million on mining property development and $2.7 million for the plant and facility upgrades. Investing activities used $83.2 million during the first nine months of 2013.
Financing activities provided a net of $1.6 million in the first nine months of 2014 compared to a net of $9.3 million used in financing activities for the same period in 2013. During the nine months ended September 30, 2014, the Company drew down an additional $10.0 million under the $50 million Ecobank Loan ("Ecobank Loan I") and made total principal repayments of $8.4 million on its Ecobank Loan I, equipment loans and capital lease obligations. During the first nine months of 2013, the Company drew down a total of $14.8 million under the Ecobank Loan I and made $5.6 million principal repayment of debt.
LIQUIDITY OUTLOOK
As of September 30, 2014, we had $36.0 million in cash, a total of $35.0 million available for draw down under the Ecobank Loans as a result of the additional $25.0 million medium term loan entered into with Ecobank during the third quarter of 2014, and funds available for mobile equipment purchases under the Company's equipment financing facilities. During the nine months of 2014, the Company drew down a total of $10.0 million from the Ecobank Loan I and made total principal repayments of $8.4 million on the Ecobank Loan I, equipment financing loans and capital leases. The Company has not drawn from the Ecobank Loan II. For the remainder of the year, the Company expects to repay $3.7 million of principal and interest on the Ecobank Loan I, $1.9 million of principal and interest on the equipment financing loans and capital leases and $1.9 million interest on the 5% Convertible Debentures.
Working capital has declined from $11.2 million at December 31, 2013 to a working capital deficit of $13.6 million at September 30, 2014. Accounts payable has increased from $109.0 million at December 31, 2013 to $121.2 million at September 30, 2014 ($115.2 million current liabilities, $6.0 million long term liabilities) mainly due to an increase in accounts payable at Bogoso.
At Bogoso, payables have increased from $73.8 million at December 31, 2013 to $87.5 million at September 30, 2014 due to lower revenues and operating cash flows. The heavy rainfall experienced in June impeded the access to the higher grade ore in Chujah resulting in lower than expected production. Additionally, the refractory processing plant at Bogoso experienced an extended power outage which affected production at the beginning of the third quarter. Subsequent to these production interruptions, Bogoso's gold production and operating cash flow has improved as a result of improved water management in the pits and less power outages. Bogoso generated cash flow from operations of approximately $3 million during the two month period of August and September of 2014, compared to average cash used from operations of $3 million for the first seven months of the year. Based on current gold prices, the Company expects Bogoso to have positive cash flow from operations for the remainder of the year.
The PEA of the Wassa open pit mine and underground project was completed in the third quarter of 2014 and the related technical reports has been filed on SEDAR (See "$25 million Medium Term Loan Facility from Ecobank" in Corporate Development section above). The Company intends to fund the Wassa Underground project with the (1) $10 million remaining amount available from the Ecobank Loan I, (2) the $25 million available from the Ecobank Loan II and (3) the cash flows from operations. The Company expects the PEA on Prestea Underground to be completed by November 2014 and intends to seek additional financing for this project. The Company is currently evaluating financing alternatives for Prestea Underground development pending a positive PEA. There can be no assurance that additional funding will be available at all or on terms acceptable to the Company.
In the short term, the Company expects to continue to fund operations and capital projects through operating cash flows, the Ecobank Loans and cash on hand. If these sources are not sufficient, the Company could delay planned capital projects or curtail operational spending.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due (in thousands) by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Debt [1]	$14,312	$106,094	$8,648	$—	$129,054
Finance leases	967	2,068	1,055	—	4,090
Interest on long term debt	5,699	13,772	515	—	19,986
Purchase obligations	1,847	—	—	—	1,847
Other long term liabilities	—	5,964	—	—	5,964
Rehabilitation provisions[2]	4,600	28,506	30,148	29,764	93,018
Total	$27,425	$156,404	$40,366	$29,764	$253,959

[1]
Includes $77.5 million of 5% Convertible Debentures maturing in June 2017 as well as the $40.0 million draw down from the Ecobank Loan I. Golden Star has the right to repay the $77.5 million principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
RELATED PARTY TRANSACTIONS
There were no material related party transactions in the third quarter of 2014 and 2013 other than compensation of key management personnel which is presented in the table below. Key management personnel is defined as members of the Board of Directors and certain senior officers.

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of U.S dollars)	2014	2013	2014	2013
Salaries, wages, and other benefits	$534	$489	$1,729	$1,536
Bonus and severances	—	430	868	2,125
Share-based compensation	199	276	950	1,405
	$733	$1,195	$3,547	$5,066
OFF-BALANCE ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cash operating cost per ounce”, "all-in sustaining costs", "cash (used in)/provided by operations before working capital changes", "adjusted net (loss)/income attributable to Golden Star shareholders" and "adjusted net (loss)/income per share attributable to Golden Star shareholders".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost per ounce” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to the current definition.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars)	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Cost of sales excluding depreciation and amortization	$70,774	$91,294	$233,502	$288,591
Severance charges	(2,028)	—	(2,028)	—
Royalties	(3,891)	(5,914)	(12,127)	(18,608)
Metals inventory net realizable value adjustment	(481)	—	(1,452)	(5,389)
Cash operating costs	64,374	85,380	217,895	264,594
Royalties	3,891	5,914	12,127	18,608
Metals inventory net realizable value adjustment	481	—	1,452	5,389
Accretion of rehabilitation provision	436	148	1,309	444
General and administrative costs	3,722	4,660	13,548	16,418
Sustaining capital expenditures	1,841	11,783	3,752	29,292
All-in sustaining costs	$74,745	$107,885	$250,083	$334,745

Ounces sold	61,170	88,925	188,703	255,377
Cost per ounce measures ($/oz):
Cash operating cost per ounce	1,052	960	1,155	1,036
All-in sustaining cost per ounce	1,222	1,213	1,325	1,311
The tables below reconcile cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines (stated in thousands of U.S dollar except cash operating cost per ounce):

	For the three months ended
	September 30, 2014
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$26,278	$44,496	$70,774
Severance charges	—	(2,028)	(2,028)
Royalties	(1,449)	(2,442)	(3,891)
Metals inventory net realizable value adjustment	(481)	—	(481)
Cash operating costs	$24,348	$40,026	$64,374

Ounces sold	22,716	38,454	61,170

Cash operating cost per ounce	$1,072	$1,041	$1,052

	For the three months ended
	September 30, 2013
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$39,078	$52,216	$91,294
Royalties	(2,977)	(2,937)	(5,914)
Cash operating costs	$36,101	$49,279	$85,380

Ounces sold	44,830	44,095	88,925

Cash operating cost per ounce	$805	$1,118	$960

	For the nine months ended
	September 30, 2014
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$92,483	$141,019	$233,502
Severance charges	—	(2,028)	(2,028)
Royalties	(5,594)	(6,533)	(12,127)
Metals inventory net realizable value adjustment	(799)	(653)	(1,452)
Cash operating costs	$86,090	$131,805	$217,895

Ounces sold	87,000	101,703	188,703

Cash operating cost per ounce	$990	$1,296	$1,155

	For the nine months ended
	September 30, 2013
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$121,167	$167,424	$288,591
Royalties	(10,342)	(8,266)	(18,608)
Metals inventory net realizable value adjustment	(265)	(5,124)	(5,389)
Cash operating costs	$110,560	$154,034	$264,594

Ounces sold	141,470	113,907	255,377

Cash operating cost per ounce	$782	$1,352	$1,036
"Cash provided by/(used in) operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by/(used in) operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash (used in)/provided by operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to the investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash (used in)/provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

Adjusted net loss attributable to Golden Star shareholders
The table below shows the reconciliation of net (loss)/income attributable to Golden Star shareholders to adjusted net (loss)/income attributable to Golden Star shareholders and adjusted net (loss)/income per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Net income/(loss) attributable to Golden Star shareholders	$2,593	$3,507	$(24,924)	$(117,316)
Add back:
Loss/(gain) on fair value of 5% Convertible Debentures	(5,743)	1,182	2,039	(50,343)
Severance charges	2,028	—	2,028	—
Impairment charges	—	—	—	195,920
Tax recovery related to impairment charges	—	—	—	(26,328)
	(1,122)	4,689	(20,857)	1,933
Adjustments attributable to non-controlling interest	(203)	—	(203)	(16,665)
Adjusted net income/(loss) attributable to Golden Star shareholders	$(1,325)	$4,689	$(21,060)	$(14,732)

Adjusted net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.01)	$0.02	$(0.08)	$(0.06)
Weighted average shares outstanding - basic and diluted (millions)	259.4	259.1	259.3	259.1
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of debentures, non-cash impairment charges and severance charges, the Company calculates "adjusted net loss attributable to Golden Star shareholders" and "adjusted net loss per share attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.
Adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of November 5, 2014, there were 259,490,083 common shares of the Company issued and outstanding, 15,501,797 stock options outstanding, 1,962,208 deferred share units outstanding, 3,270,665 share appreciation rights outstanding, 2,345,850 performance share units outstanding and 5% Convertible Debentures which are convertible into 46,963,636 common shares. The share appreciation rights and performance share units are cash settled instruments.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The application of certain accounting policies requires the Company to make estimates and judgments based on assumptions.  For a complete discussion of accounting estimates and judgments deemed most critical by the Company, refer to the Company's Management’s Discussion and Analysis for its year ended December 31, 2013.
CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that give rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this interpretation did not result in any impact to the Company’s financial statements.
IAS 32 Financial instruments: presentation was amended to clarify requirement for offsetting of financial assets and financial liabilities. The adoption of this amendment did not result in any impact to the Company’s financial statements.
IAS 36 Impairment of assets was amended to remove the requirement of disclosing recoverable amount when a cash generating unit ("CGU") contains goodwill or indefinite lived intangible assets but there has been no impairment. This amendment also require additional disclosure of recoverable amount of an asset of CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reverse. The adoption of this amendment did not result in any impact to the Company’s financial statements.
IAS 39 Financial instruments: Recognition and measurement was amended to provide relief from discontinuing hedge accounting when novation of a hedge instrument to a central counterparty meets specified criteria. The adoption of this amendment did not result in any impact to the company’s financial statements.
Standards, interpretations and amendments not yet effective
IFRS 15 Revenue from contracts with customers supersedes IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. This standard is effective for first interim periods within years beginning on or after January 1, 2017. The Company is still assessing the impact of this standard.
IFRS 9 Financial Instruments, issued in November 2009 replaces IAS 39, Financial Instruments: Recognition & Measurement. IFRS 9 introduces new requirements for classification, measurement and impairment of financial assets and hedge accounting.
IFRS 9 establishes two primary measurement categories for financial assets: (i) amortized cost, and (ii) fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories. IFRS 9 was originally issued in November 2009, reissued in October 2010, amended in November 2013 and completed in July 2014. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is still assessing the impact of this standard.

FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at September 30, 2014	Basis of measurement	Associated risks
Cash and cash equivalents	$36,030	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	12,369	Loans and receivables	Foreign exchange/Credit
Trade and other payables	65,420	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	49,347	Fair value through profit and loss	Interest
Ecobank Loan I, net of loan fees	35,117	Amortized cost	Interest
Equipment financing facility	9,521	Amortized cost	Interest
Finance leases	4,090	Amortized cost	Interest
Other liabilities	5,964	Amortized cost	Interest
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the Ecobank Loan I, the equipment financing facility, the finance leases and other liabilities approximate their carrying values as the interest rates are comparable to current market rates.
Fair value through profit or loss - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury rate with maturity similar to the remaining life of the convertible debenture. The discount rate used is determined by adding the risk premium to the risk free interest rate. A market-based volatility rate was also applied to the fair value computation. For the three and nine months ended September 30, 2014, revaluation gains of $5.7 million and loss of $2.0 million were recorded respectively while revaluation loss of $1.2 million and gain of $50.3 million were included in earnings for the three and nine ended September 30, 2013.

DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2013 available on the SEDAR website, www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

▪	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

▪
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

▪
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A. The Company will complete transitioning to the 2013 version of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework by the end of the year.
ADDITIONAL INFORMATION
Additional information regarding Golden Star, including the Company's Annual Information Form for the year ended December 31, 2013, is available under the Company's profile on SEDAR at www.sedar.com.